Date: 11 May 2004
Release Number: 2004-14

Intelsat Reports Financial Results for First Quarter 2004

Pembroke, Bermuda, 11 May 2004 - Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the three months ended March 31, 2004.

Intelsat reported revenue of $235.3 million and net income of $16.8 million for the three months ended March 31, 2004. The company also reported EBITDA, or earnings before interest, taxes and depreciation and amortization, of $164.6 million, or 70% of revenue, for the quarter. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP measures is included in the financial statements attached to this news release.

“In the first quarter, we closed on our acquisition of the North American satellites of Loral Space & Communications Corporation,” said Conny Kullman, Intelsat CEO. “The asset purchase formally establishes the Intelsat Americas fleet within the Intelsat system and expands our presence in the North American fixed satellite services market. Within the first 14 days following the closing, Intelsat signed contracts to sell capacity on the Intelsat Americas fleet for video, corporate data networking and government services applications, demonstrating our expansion into the North American market and our intent to integrate the assets rapidly into Intelsat’s global system. In addition, we continued to make gains in our managed services business, which generated $14.5 million in first quarter revenue, growing 19% on a sequential quarter basis. We also signed a major new customer to our wholesale broadband service platform, furthering our expansion into managed services.”

First Quarter 2004 Business Highlights

•	Intelsat continues to expand its presence in satellite-based backhaul solutions for wireless providers in developing markets. Nearly 400 MHz of capacity was signed for cellular backhaul services in the first quarter, reflecting the addition of new customers and expansion of capacity leased to existing customers. Vee Networks Limited, a provider of wireless services to the central African region that is affiliated with the Vodacom Group, will lease nine 36 MHz transponder units from Intelsat under a long-term agreement. The capacity will be used for wireless backhaul services, connecting local wireless hubs to the public switched network in areas where terrestrial backhaul connectivity is unavailable.

•	Intelsat’s managed services business continued to grow in terms of revenue, backlog and capacity used. The growth reflects the addition of new customers to the Intelsat system as well as the provision of new services under existing contracts. At March 31, 2004, Intelsat’s teleports carried over 2.5 gigabits of data, roughly equivalent to the capacity of an entire Intelsat VII series satellite.

•	Intelsat has added a major service provider in Europe as well as three new service providers in Africa for its wholesale broadband services. Under a recently signed long-term agreement, BT Broadcast Services announced it has selected Intelsat as its provider of choice for broadband satellite services. Under the agreement, Intelsat will provide capacity, hub operations and technical services in support of a service offering marketed by BT Retail to small and medium enterprise and small office/home office users in the United Kingdom. The service will leverage Intelsat’s existing hub facility in Fuchsstadt, Germany, which today supports 20 Internet service providers in Africa and Europe.

•	Intelsat’s government services business unit signed a number of new contracts for services in the Middle East, Southwest Asia and, using capacity on the Intelsat Americas fleet, the continental United States. This unit is providing managed services to a government contractor for a dedicated, multi-site very small aperture terminal (VSAT) network for the U.S. government that includes coverage of the continental United States and international locations.

•	Galaxy Satellite Broadcasting Limited, Intelsat’s consolidated pay television venture, formally launched its service, marketed as exTV, in Hong Kong on February 18, 2004. The service launched with 33 channels, including five channels produced exclusively for exTV by Television Broadcasts Limited (TVB). Galaxy will begin broadly marketing its services later this year.

First Quarter 2004 Financial Highlights

•	Revenue of $235.3 million for the three months ended March 31, 2004 reflects a decrease of $3.6 million, or 2%, from $238.9 million for the three months ended March 31, 2003, primarily due to a decline in the volume of capacity sold as channel and carrier services. This decline was offset somewhat by an increase in managed services revenue, which was $14.5 million as compared to $5.2 million for the same period in 2003, as well as by $5.9 million in lease services and other revenue generated from operation of the Intelsat Americas assets acquired from Loral Space & Communications Corporation on March 17, 2004.

•	Total operating expenses of $179.4 million for the three months ended March 31, 2004 reflect an increase of $20.0 million, or 13%, from $159.4 million for the three months ended March 31, 2003. Contributing significantly to the increase in operating expenses was increased depreciation and amortization expense of $7.6 million primarily due to Intelsat IX series satellites that were not in service during the first quarter of 2003 and to the Intelsat Americas satellites acquired in March 2004. Also contributing to the increase in total operating expenses was an increase in direct costs of revenue of $6.8 million, or 21%, to $39.3 million for the first quarter of 2004 from $32.5 million for the same period in 2003. This increase was principally due to programming costs of $4.3 million incurred by Galaxy, a consolidated affiliate that launched a pay television service in February 2004, as well as an increase in expenses for leased fiber capacity of $1.8 million associated with growth in Intelsat’s managed services business. Selling, general and administrative expenses increased $5.6 million, or 19%, to $34.8 million for the quarter from $29.2 million for the same period in 2003. The increase was primarily due to increased compensation costs of $3.7 million, partly related to severance costs and additional sales and marketing staff. In addition, bad debt expense increased by $2.1 million to reflect Intelsat’s recent bad debt experience.

•	Interest expense of $40.5 million for the first quarter of 2004 reflects an increase of $19.8 million, or 96%, from $20.7 million for the three months ended March 31, 2003. The increase in interest expense was principally due to gross interest costs associated with Intelsat’s 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 that were not outstanding during the first quarter of 2003. Substantially all of the net proceeds of these notes were used to pay the purchase price of the assets acquired in connection with the Loral transaction. Also contributing to the increase in interest expense for the first quarter of 2004 was a decrease in interest capitalized during the quarter as compared to the amount capitalized during the same period in 2003 due to lower construction-in-progress balances.

•	Other income, net of $3.4 million for the first quarter of 2004 reflects a decrease of $10.7 million, or 76%, as compared to $14.1 million for the same period in 2003, principally due to $14.0 million of other income recorded in the first quarter of 2003 in connection with a reduction in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc. Partially offsetting this decrease was a $3.7 million increase in other income relating to the minority interest’s share in the losses of Galaxy.

•	Net income of $16.8 million for the three months ended March 31, 2004 reflects a decrease of $47.3 million, or 74%, from $64.1 million for the same period in 2003. The decrease in net income during the quarter was principally due to lower revenue, higher operating expenses and interest expense, and lower other income, net as compared to the first quarter of 2003, as described above.

•	EBITDA for the first quarter of 2004 was $164.6 million, or 70% of revenue, as compared to $191.3 million, or 80% of revenue, for the same period in 2003, reflecting lower revenue, higher operating expenses relating to our consolidated Galaxy venture and to our managed services business and lower other income, net, relating to the Teleglobe purchase agreement as described above.

•	Backlog, or expected future revenue under contracts with customers, was approximately $3.9 billion as of March 31, 2004 as compared to $3.6 billion as of December 31, 2003, including $448 million of backlog acquired with the Intelsat Americas fleet. Free cash flow from operations for the first quarter of 2004 was a loss of $21.9 million, calculated as net cash provided by operating activities of $114.7 million less payments for satellites and other property, plant and equipment and associated capitalized interest of $136.6 million. The negative free cash flow reflects, among other outflows, Intelsat’s previously announced $50.0 million prepayment of a portion of the purchase price of a new satellite at the closing of Intelsat’s acquisition of the Intelsat Americas satellites.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. ET on May 11, 2004 to discuss the company’s first quarter 2004 financial results. Access to the live conference call will be available via the Internet at Intelsat’s website: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 901-5231, and non-U.S. participants should call +1 (617) 786-2961. The participant pass code for the call is 51540772. Participants will have access to a replay of the conference call through May 19, 2004. The replay number for U.S.-based participants is (888) 286-8010 and for non-U.S. participants is +1 (617) 801-6888, pass code 54345948.

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements that Galaxy Satellite Broadcasting Limited will begin broadly marketing its services later this year. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Known risks include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended
	March 31,
	2003	2004
	(in thousands, except
	share and per share amounts)
Revenue	$238,912	$235,298

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	32,508	39,267
Selling, general and administrative	29,177	34,828
Depreciation and amortization	97,700	105,290

Total operating expenses	159,385	179,385

Income from operations	79,527	55,913
Interest expense	(20,739)	(40,524)
Interest income	22	2,498
Other income, net	14,106	3,381

Income before income taxes	72,916	21,268
Provision for income taxes	8,835	4,513

Net income	$64,081	$16,755

Basic and diluted net income per ordinary share	$0.40	$0.10

Basic and diluted weighted average ordinary shares outstanding	160,382,120	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA
(unaudited)

	Three Months Ended
	March 31,
	2003	2004
	(in thousands, except percentages)
Net income	$64,081	$16,755
Add:
Interest expense	20,739	40,524
Provision for income taxes	8,835	4,513
Depreciation and amortization	97,700	105,290

Less:
Interest income	22	2,498

EBITDA	$191,333	$164,584

EBITDA as a percentage of revenue	80%	70%

Income from operations as a percentage of revenue	33%	24%

Note:

EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and Intelsat presents EBITDA to enhance your understanding of its operating performance. Intelsat uses EBITDA as one criterion for evaluating its performance relative to that of its peers. Intelsat believes that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States (“U.S. GAAP”) and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity. Intelsat’s EBITDA for 2003 includes non-operating other income of $19,780 related to an obligation payable by Intelsat to Teleglobe Inc.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2003	2004
		(unaudited)
	(in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$601,296	$316,314
Restricted cash	700,000	—
Receivables, net of allowance of $32,110 and $30,725, respectively	203,647	221,414
Insurance receivable	—	141,000
Deferred income taxes	14,524	14,524

Total current assets	1,519,467	693,252

Satellites and other property and equipment, net	3,293,008	3,909,001
Goodwill	58,202	58,202
Amortizable intangible assets, net	25,205	72,091
Non-amortizable intangible assets	—	200,880
Deferred income taxes	1,943	2,147
Investment in affiliate	56,916	55,802
Other assets	117,976	180,178

Total assets	$5,072,717	$5,171,553

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	1,098,591	400,000
Accounts payable and accrued liabilities	207,941	231,801
Deferred satellite performance incentives	7,118	7,105
Deferred revenue	28,635	34,750
Capital lease obligations	5,290	5,264

Total current liabilities	1,347,575	678,920

Long-term debt, net of current portion	1,265,349	1,962,342
Deferred satellite performance incentives, net of current portion	45,296	44,053
Deferred revenue, net of current portion	6,801	54,405
Accrued retirement benefits	48,181	50,560

Total liabilities	2,713,202	2,790,280

Minority interest in consolidated affiliate	15,115	20,452

Commitments and contingencies Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	649,199	665,954
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(1,270)	(1,270)
Unrealized gain on available-for-sale securities, net of tax	1,403	1,069
Ordinary shares purchased by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,344,400	2,360,821

Total liabilities and shareholders’ equity	$5,072,717	$5,171,553

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended
	March 31,
	2003	2004
	(in thousands)
Cash flows from operating activities:
Net income	$64,081	$16,755
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,700	105,290
Provision for doubtful accounts	1,200	3,265
Foreign currency transaction loss	191	410
Minority interest in consolidated affiliate	(56)	(3,701)
Amortization of bond discount and issuance costs	282	1,493
Decrease in amount due to Teleglobe Inc.	(14,016)	—
Equity in losses of affiliate	—	1,114
Changes in operating assets and liabilities, net of effects of acquisitions and investment in consolidated affiliate	(108)	(9,957)

Net cash provided by operating activities	149,274	114,669

Cash flows from investing activities:
Payments for satellites and other property and equipment	(65,739)	(86,598)
Payment for deposit on future satellite	—	(50,000)
Decrease in restricted cash	—	700,000
Cash acquired from investment in consolidated affiliate	17,932	—
Payments for asset acquisitions	—	(961,063)
Other	—	(371)

Net cash used in investing activities	(47,807)	(398,032)

Cash flows from financing activities:
Repayment of long-term debt	—	(200,000)
Repayments of commercial paper borrowings, net	(43,978)	—
Proceeds from credit facility borrowings	—	200,000
Principal payments on deferred satellite performance incentives	(4,512)	(1,256)
Debt issuance costs	—	(4,000)
Principal payments on capital lease obligations	(1,616)	(1,748)
Cash contribution from minority investor in consolidated affiliate	—	5,795

Net cash used in financing activities	(50,106)	(1,209)

Effect of exchange rate changes on cash	(191)	(410)

Net increase (decrease) in cash and cash equivalents	51,170	(284,982)
Cash and cash equivalents, beginning of period	9,466	601,296

Cash and cash equivalents, end of period	$60,636	$316,314

Supplemental cash flow information:
Interest paid, net of amount capitalized	$33,575	$77,037
Income taxes paid	$891	$2,255

Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$10,063	$—
Net liabilities assumed in investment in consolidated affiliate, net of cash	$1,373	$—
Minority interest in consolidated affiliate at the date of acquisition	$17,153	$—
Non-cash contribution from consolidated affiliate	$—	$3,243
Unrealized loss on available-for-sale securities, net of tax	$—	$(334)

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS
(unaudited)

	Three Months Ended
	March 31,
	2003	2004
	(in thousands)
Net cash provided by operating activities	$149,274	$114,669
Payments for satellites and other property and equipment	(65,739)	(86,598)
Payment for deposit on future satellite	—	(50,000)

Free cash flow from operations	$83,535	$(21,929)

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest. Free cash flow from operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts, investors and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures of other companies.